EXHIBIT 99.1

Consolidated financial statements

PST Eletrônica S.A.

December 31, 2010, 2009 and 2008
With Report of Independent Auditors

PST ELETRÔNICA S.A.

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010, 2009 and 2008

Report of independent auditors

To the Board of Directors and Shareholders of
PST Eletrônica S.A.
Manaus - AM

We have audited the accompanying consolidated balance sheets of PST Eletrônica S.A. and subsidiary at December 31, 2010 and 2009, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PST Eletrônica S.A. and subsidiary at December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States.

Campinas – SP, February 18, 2011

ERNST & YOUNG TERCO
Auditores Independentes S.S.
CRC 2SP015199/O-6-S-AM

/s/ JOSE ANTONIO DE A. NAVARRETE

José Antonio de A. Navarrete
Accountant CRC 1SP198698/O-4-S-AM

PST ELETRÔNICA S.A.

Consolidated balance sheets
December 31, 2010 and 2009
(In thousands of U.S. Dollars, except share data)

	December 31,
	2010	2009
Assets
Current assets:
Cash and cash equivalents	$4,083	$1,246
Accounts receivable, less allowance for doubtful accounts of $828 and $468 in 2010 and 2009, respectively	26,557	21,427
Inventories, net	46,576	25,952
Taxes recoverable	3,248	3,945
Accounts receivable from related parties	40	40
Prepaid expenses and other	1,034	822
Deferred income taxes	2,711	1,941
Total current assets	84,249	55,373

Property, plant and equipment, net	30,963	27,592
Other assets:
Deferred income taxes	3,095	2,525
Other	309	216
Total assets	$118,616	$85,706

	December 31,
	2010	2009
Liabilities and shareholders’ equity
Current liabilities:
Current portion of long-term debt	$11,755	$8,923
Accounts payable	14,713	8,226
Wages and salaries	5,247	4,648
Taxes payable	1,336	898
Due to related parties	-	8
Dividends payable	9,483	3,181
Employee profit sharing and management bonuses	-	2,603
Warranty reserve	714	598
Commissions payable	1,234	859
Accrued expenses and other	684	362
Total current liabilities	45,166	30,306

Long-term liabilities:
Long-term debt, net of current portion	7,667	2,565
Provision for contingencies	6,295	3,701
Total long-term liabilities	13,962	6,266

Commitments and contingencies	-	-

Shareholders’ equity:
Capital, $ 0.427 and 0.369, per value, 45,000,000 common shares authorized and issued at December 31, 2010 and 2009, respectively	19,229	16,610
Retained earnings	29,184	24,258
Accumulated other comprehensive income	11,075	8,266
Total shareholders’ equity	59,488	49,134
Total liabilities and shareholders’ equity	$118,616	$85,706

The accompanying notes are an integral part of these consolidated financial statements.

PST ELETRÔNICA S.A.

Consolidated statements of income
Years ended December 31, 2010, 2009 and 2008
(In thousands of U.S. Dollars)

	For the years ended December 31,
	2010	2009	2008
Net sales	$182,946	$140,690	$174,305

Costs and expenses:
Cost of goods sold and services rendered	93,683	69,291	80,924
Product design and engineering expenses	10,013	8,861	9,405
Selling, general and administrative	54,956	45,636	51,698

Operating income	24,294	16,902	32,276

Realized and unrealized currency exchange gains, net	(2,941)	(508)	(348)
Financial expense, net	3,732	1,787	836

Income before income taxes	23,503	15,623	31,788

Income taxes	4,438	1,032	6,829

Net income	$19,065	$14,591	$24,959

The accompanying notes are an integral part of these consolidated financial statements.

PST ELETRÔNICA S.A.

Consolidated statements of shareholders’ equity and comprehensive income
Years ended December 31, 2010, 2009 and 2008
(In thousands of U.S. Dollars, except for the number of shares)

			Retained earnings
	Number of shares	Capital	Appropriated	Unappropriated	Accumulated other comprehensive income	Total shareholders’ equity
Balance, December 31, 2007	45,000,000	$7,887	$4,993	$10,079	$9,254	$32,213

Capitalization of tax incentive reserve	-	4,815	(4,815)	-	-	-
Dividends	-	-	-	(6,685)	-	(6,685)
Net income	-	-	-	24,959	-	24,959
Transfer to appropriated retained earnings	-	-	4,466	(4,466)	-	-
Dividends payable	-	-	-	(3,902)	-	(3,902)
Other comprehensive income:
Currency translation adjustments	-	-	-	-	(12,083)	(12,083)

Balance, December 31, 2008	45,000,000	12,702	4,644	19,985	(2,829)	34,502

Capitalization of tax incentive reserve	-	3,908	(3,908)	-	-	-
Dividends	-	-	-	(7,873)	-	(7,873)
Net income	-	-	-	14,591	-	14,591
Transfer to appropriated retained earnings	-	-	3,540	(3,540)	-	-
Dividends payable	-	-	-	(3,181)	-	(3,181)
Other comprehensive income:
Currency translation adjustments	-	-	-	-	11,095	11,095

Balance, December 31, 2009	45,000,000	16,610	4,276	19,982	8,266	49,134

Capitalization of tax incentive reserve	-	2,619	(2,619)	-	-	-
Dividends	-	-	-	(7,697)	-	(7,697)
Net income	-	-	-	19,065	-	19,065
Transfer to appropriated retained earnings	-	-	4,265	(4,265)	-	-
Dividends payable	-	-	-	(3,823)	-	(3,823)
Other comprehensive income:
Currency translation adjustments	-	-	-	-	2,809	2,809

Balance, December 31, 2010	45,000,000	$19,229	$5,922	$23,262	$11,075	$59,488

The accompanying notes are an integral part of these consolidated financial statements.

PST ELETRÔNICA S.A.

Consolidated statements of cash flows
Years ended December 31, 2010, 2009 and 2008
(In thousands of U.S. Dollars)

	For the years ended December 31,
	2010	2009	2008
OPERATING ACTIVITIES:
Net income	$19,065	$14,591	$24,959
Adjustments to reconcile net income to net cash provided by operating activities
Exchange losses and interest expenses	791	1,143	878
Depreciation	6,667	5,523	4,193
Deferred income taxes	(1,093)	(867)	(339)
Changes in operating assets and liabilities
Accounts receivable, net	(3,996)	(4,237)	(4,163)
Inventories, net	(18,664)	2,168	(7,560)
Prepaid expenses and other current assets	674	(2,501)	(67)
Other assets	(80)	(157)	77
Accounts payable	6,270	2,406	511
Wages and salaries	374	427	754
Employee profit sharing and management bonuses	(2,610)	(118)	488
Commissions payable	323	232	(519)
Warranty reserve	85	(86)	(233)
Provision for contingencies	2,328	360	(199)
Accrued expenses and others	676	(351)	(646)
Net cash provided by operating activities	10,810	18,533	18,134
INVESTING ACTIVITIES:
Capital expenditures	(8,781)	(8,185)	(11,625)
Proceeds from disposals of property, plant and equipment	72	(28)	165
Net cash provided by investing activities	(8,709)	(8,213)	(11,460)
FINANCING ACTIVITIES:
Borrowings	5,921	1,107	11,666
Repayments	-	(3,410)	(1,464)
Decrease in amounts due to related parties	(8)	-	-
Dividends paid	(5,346)	(13,882)	(16,514)
Net cash provided (used) by financing activities	567	(16,185)	(6,312)

Effect of exchange rate changes on cash and cash equivalents	169	1,433	(1,808)

Net change in cash and cash equivalents	2,837	(4,432)	(1,446)

Cash and cash equivalents at beginning of years	1,246	5,678	7,124

Cash and cash equivalents at end of years	$4,083	$1,246	$5,678

Supplemental disclosure of cash flow information:
Cash paid for interest	$894	$1,289	$425
Cash paid for income taxes	$5,148	$4,554	$7,014

The accompanying notes are an integral part of these consolidated financial statements.

PST ELETRÔNICA S.A.

Notes to consolidated financial statements
Years ended December 31, 2010, 2009 and 2008
(In thousands of U.S. Dollars, unless otherwise indicated)

1.	Organization and nature of business

PST Eletrônica S.A., with head office in the city of Manaus, State of Amazonas, is a non-public Brazilian Stock Corporation engaged in the production and trading of electronic equipment for automobiles (alarms, power windows, door lock sets, instrument clusters, blocking and tracking devices, antennas and accessories) and in the rendering of tracking services within the domestic and foreign markets. PST Eletrônica S.A. holds a 99.98% interest in PST Industrial Ltda. (“subsidiary”). At December 31, 2010, the subsidiary does not have any operations. PST Eletrônica S.A. and its subsidiary are hereinafter referred to as the “Company”.

Company’s ownership is disclosed in note 9, and includes Stoneridge, Inc. (“Stoneridge”), a SEC registrant which holds 50% of total shares, being 25.56% directly and 24.44% indirectly through its wholly-owned subsidiary Alphabet do Brasil Ltda.

The Company’s administrative and financial headquarters are located in the city of Campinas, State of São Paulo. There are also branches in the cities of Rio de Janeiro (responsible for after-sale customer services), Campinas (dedicated to tracking and vehicle block services), and Buenos Aires, Argentina (focused on product trading activities).

Part of the manufacturing activity is carried out in the Campinas facility. However the manufacturing facility established in the Manaus Free-Trade Zone accounts for most of the production and billing activities with the aim of obtaining the tax incentives offered by the Federal and State Governments, as follows:

•	Exemption of IPI (Federal Value-added tax, “VAT”) on products;
•	Suspension of import duties on imports of capital assets and reduction of 88% on the current tax rate applied to foreign consumable inputs;
•	Refund of 55% of the ICMS (State VAT) charged on such product lines as antennas, alarms, remote control for alarms, wires and cables;
•	Refund of 90.25% of the ICMS charged on assembled electronic circuit plates;
•	Refund of 55%, with 45% additional refund, reviewed by State Government each three years, totaling 100% of the ICMS charged on other items of the Company’s product lines;
•
75% income tax reduction for the amount calculated on sales of products manufactured at the Manaus plant, under appropriate tax incentives. Such tax reduction is valid until 2012, when the benefit may be reduced. The income tax incentive amount cannot be distributed to shareholders, but remains as a tax incentive reserve invested in the Company itself or used for capital increase.

PST ELETRÔNICA S.A.

Notes to consolidated financial statements (Continued)
Years ended December 31, 2010, 2009 and 2008
(In thousands of U.S. Dollars, unless otherwise indicated)

1.	Organization and nature of business (Continued)

The referred to tax benefits will be effective until the end of 2023, when the Manaus Free-Trade Zone will be extinguished, according to the Federal Constitution.

2.	Summary of significant accounting policies

a)	Basis of presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. Intercompany transactions and balances have been eliminated in consolidation.

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), which differ in certain respects from accounting practices applied by the Company in its statutory financial statements, which are prepared in accordance with accounting practices adopted in Brazil.

Based on an analysis of the Company’s revenues, expenses and financial structure, management has concluded that the Company’s functional currency for its Brazilian operations is the Brazilian real.

The financial statements are translated into U.S. dollars using exchange rates in effect at the year-end for assets and liabilities and average exchange rates during each reporting period for the statements of income. Adjustments resulting from translation of financial statements are reflected as a component of accumulated other comprehensive income. Foreign currency transactions are re-measured into functional currency using translation rates in effect at the time of the transaction, with the resulting adjustments included in the results of operations.

b)	Cash and cash equivalents

The Company considers all short-term investments with original maturities of three months or less to be cash equivalents. Such short-term investments are stated at cost plus interest earned through the balance sheet date, when applicable.

PST ELETRÔNICA S.A.

Notes to consolidated financial statements (Continued)
Years ended December 31, 2010, 2009 and 2008
(In thousands of U.S. Dollars, unless otherwise indicated)

2.	Summary of significant accounting policies (Continued)

c)	Accounts receivable, allowance for doubtful accounts and concentration of credit risk

Revenues are principally generated from the automotive vehicle markets, with approximately 29.2% from auto dealers (original equipment services), 12.7% from the original equipment manufacturers and the remaining portion from aftermarket customers. The Company’s products are sold through distributors and resellers. Two customers accounted for 9.9% and 7.0% of the Company’s sales in 2010, 11.6% and 8.5% in 2009, and 11.3% and 10.5% in 2008. Trade accounts receivable are not secured by collateral.

The Company evaluates the collectability of accounts receivable based on a combination of factors. In circumstances where the Company is aware of a specific customer’s inability to meet its financial obligations, a specific allowance for doubtful accounts is recorded against amounts overdue to write down the recognized receivable to the amount the Company reasonably believes will be collected. Additionally, the Company reviews historical trends for collectability in determining an estimate for its allowance for doubtful accounts.

Bad debt expense for the years ended December 31, 2010, 2009 and 2008 amounted to $1,483, $832 and $438, respectively.

d)	Inventories

Inventories are valued at the lower of cost or market. Cost is determined at the average cost of purchase or production, which includes material, labor and overhead. Inventories consist of the following at December 31st.

	2010	2009
Raw materials	$23,571	$11,955
Inventory in transit	7,086	3,556
Work-in-progress	4,326	3,221
Finished goods	12,407	7,822
Total inventories	47,390	26,554
Less: provision for slow-moving inventories	(814)	(602)
Inventories, net	$46,576	$25,952

PST ELETRÔNICA S.A.

Notes to consolidated financial statements (Continued)
Years ended December 31, 2010, 2009 and 2008
(In thousands of U.S. Dollars, unless otherwise indicated)

2.	Summary of significant accounting policies (Continued)

e)	Property, plant and equipment

 Property, plant and equipment are recorded at cost and consist of the following at December 31:

	2010	2009
Land and improvements	$886	$847
Buildings and improvements	10,352	8,304
Machinery and equipment	11,123	10,549
Computer equipment and software	8,238	7,053
Office furniture and fixtures	2,112	1,852
Tooling	10,703	8,913
Vehicles	2,377	2,254
Tracking devices	11,725	6,525
Other	2,586	2,528
Total property, plant and equipment	60,102	48,825
Less: accumulated depreciation	(29,139)	(21,233)
Property, plant and equipment, net	$30,963	$27,592

Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Depreciable lives within each property classification are as follows:

Buildings and improvements	25 years
Machinery and equipment	10 years
Computer equipment and software	5 years
Office furniture and fixtures	10 years
Tooling	3-10 years
Vehicles	5 years
Tracking devices	5 years

Depreciation expense for the years ended December 31, 2010, 2009 and 2008 amounted to $6,667, $5,523 and $4,193 respectively.

Maintenance and repair expenditures that are not considered improvements and do not extend the useful life of property are charged to expense as incurred. Expenditures for improvements and major renewals are capitalized.  When assets are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss on the disposal is credited or charged to the statements of income.

PST ELETRÔNICA S.A.

Notes to consolidated financial statements (Continued)
Years ended December 31, 2010, 2009 and 2008
(In thousands of U.S. Dollars, unless otherwise indicated)

2.	Summary of significant accounting policies (Continued)

e)	Property, plant and equipment (Continued)

At December 31, 2010 and 2009, the Company’s recorded property, plant and equipment includes vehicles and equipment held under capital leasing arrangements with total cost of $1,296 and $1,174 and accumulated depreciation of $442 and $251, respectively.

f)	Impairment of assets

The Company reviews its long-lived assets with finite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is recognized when events or changes in circumstances indicate that the carrying amount of the asset may not be recovered. Measurement of the amount of impairment may be based on appraisal, market values of similar assets or estimated discounted future cash flows resulting from the use and ultimate disposal of the asset. No impairment charges were recorded in 2010, 2009 and 2008.

g)	Income taxes

Current income tax liabilities and assets are recognized for the estimated taxes payable or refundable on the tax returns for the current year. Deferred income tax assets or liabilities are recognized for the estimated future tax effects attributable to temporary differences that result from events that have been recognized in either the financial statements or the tax returns, but not both. The measurement of current and deferred income tax assets is based on provisions of enacted tax laws. Future tax benefits are recognized to the extent the realization of such benefits is more likely than not. Current and non-current components of deferred income tax balances are reported separately based on financial statement classification of the related asset or liability giving rise to the temporary difference. Deferred income tax assets and liabilities are not offset unless attributable to the same tax jurisdiction. The Company classifies interest on tax positions as financial expenses and penalties as selling, general and administrative expenses.

PST ELETRÔNICA S.A.

Notes to consolidated financial statements (Continued)
Years ended December 31, 2010, 2009 and 2008
(In thousands of U.S. Dollars, unless otherwise indicated)

2.	Summary of significant accounting policies (Continued)

h)    Revenue recognition and sales commitments

Revenues and expenses are recognized on the accrual basis.

Revenues from sales of products, are recognized, net for actual and estimated returns, upon their date of delivery to the customers. Actual and estimated returns are based on authorized returns.

Revenue related to the sale of tracking service contracts is recognized over the life of the contract, which can vary from 1 to 3 years, with an average of 2 years. Revenue is recognized upon activation of the service by the client. Tracking devices are installed upon the purchase of the service in order to enable the tracking service to be rendered, and returned to the Company by the end of the service contract. Costs incurred in connection with rendering tracking services are comprised of cancellable data transfer contracts with telecom operators and are expensed as incurred.

No revenue is recognized if there are significant uncertainties regarding its realization.

i)     Freight expenses

Shipping and handling costs incurred for delivering products sold are reported in selling expenses and were $5,766, $4,671 and $5,167, for the years ended December 31, 2010, 2009 and 2008, respectively.

j)    Warranty reserve

The Company’s warranty reserve is established based on the Company’s best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. The following is a reconciliation of the changes in the Company’s warranty reserve at December 31st:

	2010	2009
Warranty reserves at beginning of year	$598	$515
Payments made	(574)	(646)
Costs recognized for warranties issued during the year	684	550
Changes in estimates for preexisting warranties	6	179
Warranty reserve at end of year	$714	$598

PST ELETRÔNICA S.A.

Notes to consolidated financial statements (Continued)
Years ended December 31, 2010, 2009 and 2008
(In thousands of U.S. Dollars, unless otherwise indicated)

2.	Summary of significant accounting policies (Continued)

k)    Product development expenses

Expenses associated with the development of new products and changes to existing products are charged to expense as incurred. These costs amounted to $10,013, $8,861 and $9,407 in 2010, 2009 and 2008, respectively.

l)     Accounting estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Because actual results could differ from those estimates, the Company revises its estimates and assumptions as new information becomes available.

m)   Comprehensive income

ASC Topic 220-10 establishes standards for the reporting of comprehensive income. Other comprehensive income consists of foreign currency translation adjustments. Balances of each after-tax component of accumulated other comprehensive income, as reported in the Statement of Consolidated Shareholders’ Equity at December 31st, are as follows:

	For the Years Ended December 31,
	2010	2009	2008
Net income	$19,065	$14,591	$24,959
Other comprehensive income:
Currency translation adjustments	2,809	11,095	(12,083)
Comprehensive income	$21,874	$25,686	$12,876

PST ELETRÔNICA S.A.

Notes to consolidated financial statements (Continued)
Years ended December 31, 2010, 2009 and 2008
(In thousands of U.S. Dollars, unless otherwise indicated)

2.	Summary of significant accounting policies (Continued)

n)    Recently issued and/or implemented accounting standards

In June 2009, the Financial Accounting Standards Board (“FASB”) revised the authoritative guidance for determining the primary beneficiary of a variable interest entity (“VIE”). In December 2009, the FASB issued Accounting Standards Update No. 2009-17, Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, which provides amendments to Accounting Standards Codification Topic No. 810, Consolidation (“ASC Topic 810”) to reflect the revised guidance. Among other things, the new guidance requires a qualitative rather than a quantitative assessment to determine the primary beneficiary of a VIE based on whether the entity (1) has the power to direct matters that most significantly impact the activities of the VIE and (2) has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. In addition, the amended guidance requires an ongoing reconsideration of the primary beneficiary. The provisions of this new guidance were effective as of January 1, 2010, and the adoption did not have an impact on the Company’s financial statements.

In March 2010 the FASB issued ASU 2010-11, “Derivatives and Hedging (Topic 815), Scope Exception Related to Embedded Credit Derivatives, which clarifies the scope exception from the general requirements to bifurcate embedded derivatives. The ASU also clarifies the applicability of certain disclosures requirements. ASU 2010-11 is effective for each reporting entity the first day of its fiscal quarter beginning after June 15, 2010. The adoption of this guidance is not expected to have a material impact on the Company’s financial statements.

In April 2010, the FASB issued guidance within Accounting Standards Update (“ASU”) 2010-13, Compensation — Stock Compensation (ASC 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The amendments in this update should be applied by recording a cumulative-effect adjustment to the opening balance of retained earnings. The cumulative-effect adjustment should be calculated for all awards outstanding as of the beginning of the fiscal year in which the amendments are initially applied, as if the amendments had been applied consistently since the inception of the award. The cumulative-effect adjustment should be presented separately. The adoption of this guidance is not expected to have a material impact on the Company’s financial statements.

PST ELETRÔNICA S.A.

Notes to consolidated financial statements (Continued)
Years ended December 31, 2010, 2009 and 2008
(In thousands of U.S. Dollars, unless otherwise indicated)

2.	Summary of significant accounting policies (Continued)

n)    Recently issued and/or implemented accounting standards (Continued)

In July, 2010, the FASB issued ASU 2010-20, “Disclosures about the Credit Quality of Financing Receivables and Allowance for Credit Losses”, effective for annual reporting periods ending on or after December 15, 2011, which indicates certain mandatory disclosures to a creditor’s financing receivables. Financing receivables includes loans, trade receivables, notes receivable, and receivables relating to a lessors’ leveraged, direct financing, and sales-type leases. The adoption of this guidance is not expected to have a material impact on the Company’s financial statements.

Recently Implemented Accounting Standards

This section highlights recently implemented accounting standards that had a significant impact on the Company’s financial statements.

In January 2010, the Company adopted ASU 2010-06, which amends Accounting Standards Codification 820 (“ASC 820”), Fair Value Measurements and Disclosures. This new accounting guidance requires expanded fair value measurement disclosures in quarterly and annual financial statements. The new guidance clarifies existing disclosure requirements for the Level 2 and 3 fair value measurement. Additionally, the new guidance also requires details of significant transfers of assets between Level 1 and Level 2 fair value measurement categories, including the reasons for such transfers, as well as gross presentation of activity within the Level 3 fair value measurement category. This guidance is effective for the Company on January 1, 2010, except for the gross presentation of Level 3 activity, which is effective January 1, 2011. The adoption of this new accounting guidance did not impact the results of operations or the financial position of the Company.

In February 2010, the FASB issued ASU 2010-09 to amend ASC 855, “Subsequent Events”. As a result of the ASU, SEC filers will not disclose the date through which management evaluated subsequent events in the financial statements, either in originally issued financial statements or in reissued financial statements. The adoption of this new accounting guidance did not impact the results of operations or the financial position of the Company.

PST ELETRÔNICA S.A.

Notes to consolidated financial statements (Continued)
Years ended December 31, 2010, 2009 and 2008
(In thousands of U.S. Dollars, unless otherwise indicated)

2.	Summary of significant accounting policies (Continued)

o)    Subsequent events

The Company evaluated subsequent events through February 18, 2011, the issuance date of these financial statements.

3.	Long-term debt

Long-term debt consists of the following:

Type	Index 2010		Final maturity	2010	2009
Working capital loans:
National Bank for Economic and Social Development (BNDES) financing	Long-term Interest Rate (TJLP) + 3,8% p.y.	Long-term Interest Rate (TJLP) + 3% p.y.	2011	2,467	9,443
Exportation Financing – BNDES	Fixed interest rate of 4,5% p.y.	-	2013	9,697	-
Import financing (Finimp)	Libor + 3.78% p.y. + Dollar exchange rate	Libor + 3.75% p.y. + Dollar exchange rate	2011	985	291
Itau Bank	CDI + interests of 3.3% p.y.	CDI + interests of 3.3% p.y.	2010	-	1,152
Alfa Bank	Annually interest from 12,82% to 13,22%	-	2010	6,002	-
Capital lease obligations	Monthly interest from 1.22 to 1.52% p.m.	Monthly interest from 1.06% to 1.65% p.m.	2013	271	602
				19,422	11,488
Noncurrent				(7,667)	(2,565)
Current				$11,755	$8,923

The long term portion of the debt at December 31, 2010 refers to working capital loans that will mature from 2011 until 2013.

The Company has additional revolving credit facilities in the amount of $20,190 ($10,336 in 2009) (no balance outstanding as of December 31, 2010 and 2009) with Brazilian financial institutions. These facilities expire throughout 2011.

PST ELETRÔNICA S.A.

Notes to consolidated financial statements (Continued)
Years ended December 31, 2010, 2009 and 2008
(In thousands of U.S. Dollars, unless otherwise indicated)

4.	Capital lease obligations

The Company has entered into certain capital lease agreements, most of them containing purchase options, as a form to finance its acquisition of vehicles and equipment.

During 2010, $710 of principal and interest of $166 was paid on these lease agreements (in 2009, $630 and $131, respectively).

Future payments under these agreements having a remaining term in excess of one year at December 31, 2010 are as follows:

2011	$255
2012	72
2013	18
345

Imputed interest amount	(74)
Present value of lease payments	271
(-) Amount recorded in current liabilities	(199)
(=) Amount due in the long term	$72

5.	Advertising costs

The cost of advertising is expensed as incurred. Advertising expense was $2,744, $530 and $868, in 2010, 2009 and 2008, respectively.

6.	Income taxes

Under Brazilian tax law income taxes are paid monthly based on the actual or estimated monthly taxable income. Income taxes in Brazil include federal income tax and social contribution (which is an additional federal income tax). The applicable statutory income tax and social contribution rates were respectively 25% and 9%, during the years ended December 31, 2010, 2009 and 2008. The composite tax rate is 34%. There is no State or local income taxes in Brazil.

The Company’s Manaus plant operates in an economic development area (Free-Trade Zone) and, therefore, its operating income from the production at that plant enjoys a tax benefit which reduces federal income tax through 2023, as commented in Note 1.

PST ELETRÔNICA S.A.

Notes to consolidated financial statements (Continued)
Years ended December 31, 2010, 2009 and 2008
(In thousands of U.S. Dollars, unless otherwise indicated)

6.	Income taxes (Continued)

The provisions for taxes on income included in the consolidated financial statements represent Brazilian federal and other foreign income taxes. The components of income before income taxes and the provision for income taxes consist of the following:

	For the years ended December 31,
	2010	2009	2008
Income (loss) before income taxes:
Brazilian	$24,121	$16,190	$31,026
Other foreign	(618)	(567)	762
	$23,503	$15,623	$31,788

Income tax expense (credit)
Current:
Brazilian federal	$5,790	$1,963	$7,013
Other foreign	(73)	(111)	309
	5,717	1,852	7,322
Deferred:
Brazilian federal	$(1,279)	(820)	(493)
	$4,438	$1,032	$6,829

The reconciliation of the Company’s effective income tax rate to the statutory federal tax rate is as follows:

	2010	2009	2008

Brazilian federal income tax rate	34.0%	34.0%	34.0%
Earnings of foreign branch	0.6%	0.5%	0.2%
Manaus free-tax zone income tax incentives	(13.4)%	(16.1)%	(14.1)%
Other tax incentives (*)	(3.9)%	(13.8)%	-
Other	1.6%	2.0%	1.4%
Effective income tax rate	18.9%	6.6%	21.5%

(*)
Refers to tax incentive calculated based on Law nº 11196/05 on research and development expenses. The total amount of the tax incentives used during the fiscal year of 2010, amounting $965, refers to expenses incurred in 2010 ($2,150 in 2009, of which $990 refers to expenses incurred in 2009 and $1,160 refers to expense incurred in 2008).

PST ELETRÔNICA S.A.

Notes to consolidated financial statements (Continued)
Years ended December 31, 2010, 2009 and 2008
(In thousands of U.S. Dollars, unless otherwise indicated)

6.	Income taxes (Continued)

Deferred income tax assets consist of the following at December 31st:

	2010	2009

Inventory reserves and provision for losses on other assets	$277	$204
Provision for product warranties	243	203
Provision for contingency losses	2,140	1,285
Product design and development costs deferred for tax purposes	1,187	1,211
Deferred revenues subject to current taxation	585	474
Depreciation rate differences	956	684
Other nondeductible reserve	418	405
Net deferred income tax assets	5,806	4,466
Less: Current assets	(2,711)	(1,941)
Non-current assets	$3,095	$2,525

7.	Commitments and contingencies

In the ordinary course of business, the Company is involved in various legal proceedings, principally related to tax and labor claims. Respective provisions for contingencies were recorded considering those cases in which the likelihood of loss has been rated as probable.

The recorded provisions are comprised as follows at December 31, 2010 and 2009:

	2010	2009
PIS and COFINS on commissions expenses	$6,127	$3,604
Labor claims	168	97
Total	$6,295	$3,701

During 2010, PST used PIS and COFINS credits amounting to $2,522 (including penalty and interest) to offset PIS and COFINS payable ($3,604 during 2009). These credits are related to commissions expenses on sales for the period from July 2004 to December 2010. The related tax credits were offset against current PIS and Cofins payable and will be maintained as a provision for contingencies until the Company is judicially granted the right to recognize it.

In addition to the said amounts, the Company has other civil, labor and tributary contingencies for which the outcome is deemed to be of a possible loss by its legal advisors, and, therefore, were not recorded. Such contingencies amount to approximately $6,014 at December 31, 2010 ($4,795 at December 31, 2009).

PST ELETRÔNICA S.A.

Notes to consolidated financial statements (Continued)
Years ended December 31, 2010, 2009 and 2008
(In thousands of U.S. Dollars, unless otherwise indicated)

8.	Related party transactions

Related party period transactions with Stoneridge, Inc.(see note 9) for years ended December 31st are as follows:

	2010	2009	2008
Period transactions
Commissions/royalties	$125	$193	$238

Related party balances with Stoneridge, Inc.(see note 9) for years ended December 31st are as follows:

	2010	2009
Balances
Accounts receivable	$40	$40
Accounts payable	$-	$8

9.	Shareholders’ equity

The following table sets forth the ownership and the percentages of the Company’s common shares at December 31, 2010, 2009 and 2008:

% of shares
Stoneridge, Inc.	25.56%
Alphabet do Brasil Ltda.	24.44%
Sérgio de Cerqueira Leite	16.67%
Potamotryngi Participações Ltda.	16.67%
Marcos Ferretti	8.33%
Brienzer Participações Ltda.	8.33%
100.00%

On April 30, 2008, March 25, 2009 and March 26, 2010, the shareholders made a capital increase of $4,815, $3,908 and $2,619, respectively, through capitalization of the tax incentive reserve, without issuance of new shares.

At December 31, 2010 and 2009, the Company had 45,000,000 shares of common stock, issued and outstanding, which is the maximum amount allowed by the Company’s by-laws. At December 31, 2010, total amount of capital recorded was $19,229 ($16,610 at December 31, 2009).

PST ELETRÔNICA S.A.

Notes to consolidated financial statements (Continued)
Years ended December 31, 2010, 2009 and 2008
(In thousands of U.S. Dollars, unless otherwise indicated)

9.	Shareholders’ equity (Continued)

Appropriated retained earnings

a)    Legal reserve

Under Brazilian Corporation Law and according to its bylaws, the Company is required to maintain a “legal reserve” to which it must allocate 5% of its net income, less accumulated losses as determined on the basis of the statutory financial statements for each fiscal year until the amount of the reserve equals 20% of capital. Accumulated losses, if any, may be charged against the legal reserve. The legal reserve can only be used to increase the capital of the Company. The legal reserve is subject to approval by the shareholders voting at the annual shareholders meeting and may be transferred to capital however it is not available for the payment of dividends in subsequent years. The shareholders allocated $981 as “legal reserve” at December 31, 2010 ($813 in 2009 and $1,010 in 2008).

b)    Incentive reserve

As commented in Note 1, the amount corresponding to the computed income tax incentive may not be distributed to the shareholders and should be kept as a tax incentive reserve, invested in the Company itself or used for capital increase. At December 31, 2010, the allocation of retained earnings to tax incentives was $3,284 ($2,727 in 2009 and $3,456 in 2008).

Unappropriated retained earnings

The Company management will propose at the next shareholders’ meeting that unappropriated earnings be retained in order to support the ongoing operations of the Company and to fund planned growth and expansion of the business.

Dividends

Payment of dividends is limited to the amount of retained earnings in the Company's local currency financial statements prepared in accordance with accounting principles adopted in Brazil.

On April 30, 2008, October 17, 2008, April 30, 2009 and April 30, 2010, the shareholders approved the distribution of retained earnings in the amount of $4,562, $2,123, $7,873 and $7,697, respectively.

PST ELETRÔNICA S.A.

Notes to consolidated financial statements (Continued)
Years ended December 31, 2010, 2009 and 2008
(In thousands of U.S. Dollars, unless otherwise indicated)

9.	Shareholders’ equity (Continued)

b)     Incentive reserve (Continued)

Dividends (Continued)

According to the Company’s by-laws, shareholders are entitled to minimum compulsory dividends of 25% of the year’s net income, adjusted in accordance with article 202 of Law 6,404/76 (Brazilian Corporate Law). At December 31, 2010, the Company allocated $3,823 ($3,181 in 2009) to those compulsory dividends to be paid in 2011.

Dividends payable as of December 31, 2009	$3,181

Additional dividends proposed by the April, 2010 Shareholders’ Assembly	7,697
Dividends paid during 2010	(5,346)
Minimum statutory dividend proposed as of December 31, 2010	3,823
Currency translation adjustment	128

Dividends payable as of December 31, 2010	$9,483

Dividends are payable in Brazilian reais and may be remitted to shareholders abroad, provided the foreign capital is registered with the Brazilian Central Bank.

10.	Risk management and financial instruments

The Company has operational policies and strategies aiming at liquidity, profitability and safety, as well as procedures to monitor financial instrument balances. Additionally, the Company operates with established financial institutions.

The main risk factors affecting the Company and its subsidiary business, other than concentration of credit risk as commented in Note 2c, are as follows:

PST ELETRÔNICA S.A.

Notes to consolidated financial statements (Continued)
Years ended December 31, 2010, 2009 and 2008
(In thousands of U.S. Dollars, unless otherwise indicated)

10.	Risk management and financial instruments (Continued)

a)    Exchange rate risk

In 2010 and 2009, asset amounts surpassed the liabilities in foreign currency. Variation of exchange rate has not materially affected the Company’s business. At December 31, 2010 and 2009, the Company and its subsidiary have the following net exposure to the exchange rate variation:

	2010	2009
Assets – substantially related to Argentinean pesos
Trade receivables	$4,415	$3,130
Trade receivables from related party	40	40
Liabilities- substantially related to the American dollars and Euro
Debt	(985)	(291)
Trade accounts payable	(5,382)	(3,499)
Royalties payable	-	(39)
	$(1,912)	$(659)

The Company did not enter into derivative financial instruments for hedging or other purposes in 2010 and 2009.

b)    Fair value of financial instruments

ASC Topic 820, Fair Value Measurements and Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described below:

•	Level 1

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•	Level 2

Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

PST ELETRÔNICA S.A.

Notes to consolidated financial statements (Continued)
Years ended December 31, 2010, 2009 and 2008
(In thousands of U.S. Dollars, unless otherwise indicated)

10.	Risk management and financial instruments (Continued)

b)   Fair value of financial instruments (Continued)

•	Level 3

Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy.  As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	At December 31, 2010
	Carrying amount	Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	4,083	4,083	4,083	-	-
Accounts receivable	26,557	26,557	-	26,557	-
Liabilities
Accounts payable	14,713	14,713	-	14,713	-
Long-term debt	19,422	19,422	-	19,422	-

	At December 31, 2009
	Carrying amount	Fair value	Level 1	Level 2	Level 3

Assets
Cash equivalents	1,246	1,246	1,246	-	-
Accounts receivable	25,952	25,952	-	25,952	-
Liabilities
Accounts payable	8,226	8,226	-	8,226	-
Long-term debt	11,488	11,488	-	11,488	-

The fair values of the financial instruments shown in the above table as at December 31, 2010 and 2009 represent management’s best estimates of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date.  Those fair value measurements maximize the use of observable inputs.  However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances.

PST ELETRÔNICA S.A.

Notes to consolidated financial statements (Continued)
Years ended December 31, 2010, 2009 and 2008
(In thousands of U.S. Dollars, unless otherwise indicated)

10.	Risk management and financial instruments (Continued)

b)   Fair value of financial instruments (Continued)

The carrying values of cash and cash equivalents, accounts receivable and payables and loans and financing are considered to be representative of their fair value because of the short maturity of these instruments.

The Company manages its nonperformance risk by restricting the counterparties to prime and major institutions with high credit quality. Accordingly, the Company believes its nonperformance risk is remote.

11.	Share-based payment

On November 23, 2007, the Company authorized a share option scheme (the “Stock Option Plan”) that provides for the issuance of options to purchase up to 3% of the total common shares of the Company. Under the Stock Option Plan, the Board of directors may, at their discretion, grant any officers (including directors) options to subscribe for common shares. These awards vest over a five year period starting the 13th month after the grant date of the options, with 25% of the options to vest on each of the first (from the 13th to the 24th month as from the grant date), second (25th to 36th), third (37th to 48th) and fourth (49th to 72nd month) anniversaries of the award date as stipulated in the Stock Option Plan. The options expire (a) upon their full exercise, (b) after 6 years from the grant date, (c) after cancellation of the individual contracts, (d) upon dissolution and bankruptcy of the Company or (e) upon the employee or management termination.

As of December 31, 2010, no individual contracts have been entered by the Company with any officers or employees and, as a result, no options have been granted by the Company under the plan. Therefore, no compensation cost was recognized in 2010, 2009 and 2008 with respect to the Stock Option Plan.